UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Maiden Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,880,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,880,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,880,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,880,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,880,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,880,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,880,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,880,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G5753U112

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated to read as follows:

The Common Shares purchased by 683 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,880,000 Common Shares beneficially owned by 683 Partners is approximately $4,479,238, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 86,141,057 Common Shares outstanding, as of May 5, 2021, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 10, 2021.

A.	683 Partners
(a)	As of the close of business on May 24, 2021, 683 Partners directly beneficially owned 5,880,000 Common Shares.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,880,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,880,000

(c)	The transactions in the Common Shares by 683 Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
B.	683 Capital GP
(a)	As of the close of business on May 24, 2021, 683 Capital GP, as the general partner of 683 Partners, may be deemed to beneficially own the 5,880,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,880,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,880,000

6

CUSIP No. G5753U112

(c)	683 Capital GP has not entered into any transactions in the Common Shares since the filing of Amendment No. 3 to the Schedule 13D.
C.	683 Management
(a)	As of the close of business on May 24, 2021, 683 Management, as the investment manager of 683 Partners, may be deemed to beneficially own the 5,880,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,880,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,880,000

(c)	683 Management has not entered into any transactions in the Common Shares since the filing of Amendment No. 3 to the Schedule 13D.
D.	Ari Zweiman
(a)	As of the close of business on May 24, 2021, Mr. Zweiman, as the managing member of each 683 Management and 683 Capital GP, may be deemed to beneficially own the 5,880,000 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,880,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,880,000

(c)	Mr. Zweiman has not entered into any transactions in the Common Shares since the filing of Amendment No. 3 to the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

683 Partners has sold short in exchange listed American-style call options referencing an aggregate of 155,000 Shares, which have an exercise price of $5.00 per Share and expire on November 19, 2021.

7

CUSIP No. G5753U112

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL GP, LLC.

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
Ari Zweiman

8

CUSIP No. G5753U112

SCHEDULE A

Transactions in the Securities of the Issuer Since Amendment No. 3 to the Schedule 13D

Nature of Transaction	Date of Transaction	Amount of Securities	Price per Share ($)

683 Capital Management, LLC

Sale of Common Stock	04/09/2021	30,000	3.6029
Sale of Common Stock	04/13/2021	12,851	3.6017
Sale of Common Stock	04/14/2021	17,149	3.5015
Disposition of Common Stock upon Assignment of April 2021 Call Option ($2.50 Exercise Price)	04/16/2021	19,500	2.5000
Disposition of Common Stock upon Assignment of April 2021 Call Option ($2.50 Exercise Price)	04/16/2021	53,700	2.5000
Disposition of Common Stock upon Assignment of April 2021 Call Option ($2.50 Exercise Price)	04/16/2021	1,200	2.5000
Sale of Common Stock	04/20/2021	10,989	3.2014
Short Sale of November 2021 Call Option ($5.00 Exercise Price)[1]	04/20/2021	399	0.1000
Sale of Common Stock	04/21/2021	34,611	3.2972
Sale of Common Stock	04/22/2021	20,000	3.3877
Sale of Common Stock	04/23/2021	11,253	3.4082
Sale of Common Stock	04/26/2021	18,747	3.3796
Sale of Common Stock	04/27/2021	3,200	3.4000
Sale of Common Stock	04/28/2021	16,800	3.4199
Sale of Common Stock	04/29/2021	22,300	3.5600
Sale of Common Stock	04/30/2021	42,900	3.6734
Short Sale of November 2021 Call Option ($5.00 Exercise Price) [1]	04/30/2021	159	0.2000
Sale of Common Stock	05/03/2021	18,562	3.7715
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/04/2021	30,000	2.5000
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/04/2021	10,000	2.5000
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/04/2021	12,500	2.5000
Sale of Common Stock	05/04/2021	11,400	3.7917
Short Sale of November 2021 Call Option ($5.00 Exercise Price) [1]	05/04/2021	341	0.2005
Sale of Common Stock	05/05/2021	9,383	3.8001
Sale of Common Stock	05/06/2021	52,955	3.8349
Sale of Common Stock	05/07/2021	60,200	3.9419
Short Sale of November 2021 Call Option ($5.00 Exercise Price) [1]	05/07/2021	50	0.3000
Sale of Common Stock	05/10/2021	32,504	3.8161
Sale of Common Stock	05/11/2021	21,184	3.6031
Sale of Common Stock	05/12/2021	17,495	3.5778
Sale of Common Stock	05/13/2021	18,617	3.4436
Sale of Common Stock	05/14/2021	20,000	3.3055
Sale of Common Stock	05/17/2021	11,930	3.3269
Sale of Common Stock	05/18/2021	8,070	3.3440
Sale of Common Stock	05/19/2021	15,000	3.2720
Sale of Common Stock	05/20/2021	15,000	3.3646
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/21/2021	220,000	2.5000
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/21/2021	75,000	2.5000
Disposition of Common Stock upon Assignment of May 2021 Call Option ($2.50 Exercise Price)	05/21/2021	102,500	2.5000
Sale of Common Stock	05/21/2021	22,500	3.2241

1 Represents exchange listed American-style call options sold short with an expiration date of November 19, 2021.